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For Immediate Release:

Contact:

Robert Leininger
Chair, Proxy Voting Committee
(914) 921-7754

For further information please visit
www.gabelli.com

GAMCO: Glass Lewis Firmly Opposes Dril-Quip Merger

Greenwich, CT - GAMCO Asset Management Inc. ("GAMCO"), an affiliate of GAMCO Investors, Inc. (OTCQX: GAMI), on behalf of its clients and certain of its affiliates owns approximately 2,872,654 shares of Dril-Quip, Inc. (NYSE: DRQ) ("Dril-Quip"), representing 8.34% of the 34,452,230 outstanding shares. GAMCO intends to vote "Against" the proposed merger with Innovex Downhole Solutions ("Innovex").

On August 23, 2024, Glass, Lewis & Co. LLC ("Glass Lewis") published its report regarding Dril-Quip's merger with Innovex. **Glass Lewis recommends that stockholders vote "Against" <u>all</u> proposals at Dril-Quip's Special Meeting of Stockholders scheduled for September 5, 2024.** The report cites "problematic merger provisions" and a "significant loss of value" amongst the key reasons for their opposition. GAMCO commends Glass Lewis for its diligent analysis and attention to these critical issues.

Late Proxy Amendment: Today, Dril-Quip amended its proxy statement to remove the requirement that the approval of the proposal to amend Dril-Quip's certificate of incorporation be passed as a condition to closing the merger. This material change was communicated just 11 days before shareholders are scheduled to vote on the future direction of Dril-Quip. GAMCO views the removal of this proposal as a desperate attempt by Dril-Quip and Innovex to take advantage of ISS's (Institutional Shareholder Services Inc.) mixed and confusing recommendation to push the merger across the finish line. Further, although Dril-Quip has withdrawn certain problematic governance-related proposals, the fact that these provisions were initially included raises serious questions about the future governance of the merged entity. This casts a shadow over the merger, as the potential for future governance issues remains a significant risk, potentially leading to decisions that could negatively impact shareholder interests and long-term value.

Shareholder Value Erosion: Since the announcement of this merger, shareholder value has been significantly eroded, while current Dril-Quip management stands to exit with lucrative golden parachutes. When Dril-Quip announced its intention to merge with Innovex, the stock price was $23.73. As of August 26, 2024, Dril-Quip's stock price has declined by 32%, compared to a much smaller 6% decline in the VanEck Oil Services ETF (OIH) over the same period. This stark contrast underscores the negative market reaction to the proposed merger and the potential long-term consequences for shareholders. Amendment No. 2 to Form S-4 (filed on August 5, 2024) indicated that the merger of Dril-Quip with Innovex constitutes a change of control. As a result of this change of control, we estimate that Dril-Quip's CEO, Jeff Bird, and CFO, Kyle McClure, will receive compensation totaling $8.1 million and $3.8 million, respectively.

Undervalued Shares: GAMCO believes that Dril-Quip shares are significantly undervalued and believes that rejecting this merger will allow Dril-Quip's true value to be realized, free from the constraints and risks posed by the proposed transaction.

[1] Permission to use quotes were neither sought nor obtained.

GAMCO Investors, Inc., through its subsidiaries, manages assets of private advisory accounts (GAMCO), mutual funds and closed-end funds (Gabelli Funds, LLC) and is known for its Private Market Value with a Catalyst™ style of investment.

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